20003759

SEC Mail Processing Section FEB 27 2020 Washington DC 415

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-45650 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sword Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Nassau Street, 5th Floor
(No. and Street)

Princeton (City) NJ (State) 08542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Rowe 609-924-6710
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

SEC Mail Processing Section FEB 27 2020 Washington DC 415

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Securities and Exchange Commission
Trading and Markets
FEB 27 2020
RECEIVED

DB

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Daniel Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sword Securities LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VINCENT E MANCINO
Notary Public
State of New Jersey
My Commission Expires Jan. 04, 2024

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Sword Securities LLC
Princeton, New Jersey

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sword Securities LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sword Securities LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

The financial statement is the responsibility of Sword Securities LLC's management. Our responsibility is to express an opinion on Sword Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sword Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

**RAICH ENDE MALTER & CO. LLP**
We have served as Sword Securities LLC's auditor since 2019.
New York, New York
February 26, 2020

**Sword Securities LLC**
**Statement of Financial Condition**
**December 31, 2019**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 12,150 |
| Certificate of deposit , at fair value | | 6,504 |
| Contract asset | | 11,000 |
| Other assets | | 591 |
| | $ | 30,245 |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 4,790 |
| Total liabilities | | 4,790 |
| Member's equity | | 25,455 |
| | $ | 30,245 |

See accompanying notes to financial statement

## 1. Organization and Summary of Significant Accounting Policies

### Organization and Nature of Business Operations

Sword Securities LLC (the "Company") was incorporated in July 2013 under the laws of the State of Delaware and was registered as a broker-dealer in September 2013 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. Sword Securities LLC is a wholly owned subsidiary of Sword Rowe & Company LLC (the "Parent"). The Company provides financial advisory services to clients with respect to capital raising and other financial services.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub paragraph (k)(2)(i) however it is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." As the Company does not handle customer cash or securities, it does not have any obligation with respect to the Possession or Control requirements under SEC Rule 15c3-3.

### Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Accounts Receivable and Contract Balances

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. On a periodic basis, management evaluates its accounts receivable and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts.

### Revenue Recognition

### Significant Judgements

Revenue from contracts with customers includes fees from private placement activities. The recognition and measurement of the revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company has only one performance obligation with its customers, which is the closing of the transaction and the sale of the security.

### Private Placements Fees

The Company advises on the sale of equity and debt securities through private placements. Revenue from private placements is recognized at the point in time that performance under the arrangement is completed which is usually the closing date of the transaction and the sale of the security or the contract is cancelled. The Company believes that the closing date of the contract is the appropriate point in time to recognize revenue for Private Placements fees as there are no significant actions which the Company needs to take subsequent to this date and the client obtains the control and benefit of the capital markets offering at that point.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received.

Contract liabilities arise when the customer remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

**Income Taxes**

The Company is a single member limited liability company. Therefore, the income or loss is passed through to the member and no provision for federal and state income taxes has been included in the financial statements for the Company. Since the Company is a single member limited liability company, it is considered a disregarded entity for tax purposes. Therefore, the Company is not required to file income tax returns in the U.S. Federal jurisdiction or states.

## 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital level and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0 while conducting business At December 31, 2019, the Company had net capital of $13,604 which exceeded required net capital of $8,604. The ratio of aggregate indebtedness to net capital was 0.35 to 1.

## 3. Fair Value Measurements

Pursuant to the requirements of FASB ASC 820, *Fair Value Measurements* ("ASC 820"), the Company has provided fair value disclosure information for relevant assets and liabilities in these financial statements. ASC 820, which defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Company transacts. ASC 820 clarifies that fair value should be based on assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC 820 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, ASC 820 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption.

The following table presents information about the Company's financial assets that are measured at fair value on a recurring basis as of December 31, 2019 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The fair value of the Company's financial assets is summarized as follows as of December 31:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Certificate of deposit | $ 6,504 | $ - | $ - | $ 6,504 |
| | $ 6,504 | $ -- | $ -- | $ 6,504 |

**4. Reconciliation of Contract Assets and Contract Liabilities**

The Company received all its revenue from two major customers. The revenue is from placement fee income.

The following table provides information about contract receivables and liabilities from contracts with customers:

| | December 31, 2019 | December 31, 2018 |
|---|---|---|
| Accounts receivable | - | $175,000 |
| Contract assets | $11,000 | - |
| Contract liabilities | - | - |

**5. Concentration of Credit Risk**

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances.

**6. Related Party Transactions**

The Company has an expense sharing agreement with its Parent. In accordance with this agreement, the Company pays for all direct expenses in relation to its business. The Parent assumes and pays for all indirect expenses on behalf of the Company. The Company does not have an obligation, direct or indirect, to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company. The aggregate value of these services incurred by the Parent and allocable to the Company has been determined by management to approximate $3,500 for the year ended December 31, 2019. These costs have not been recorded on the books of the Company.

**7. Company Conditions**

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company had a net loss of $28,158 for the year ending December 31, 2019, and as a result the member of the Company made capital contributions of $44,785 to fund expenses and maintain its compliance with the net capital rule. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financials statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Sword Securities LLC
Princeton, New Jersey

We have reviewed management's statements, included in the accompanying Managing Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3, in which (1) Sword Securities LLC may file an Exemption Report because the Sword Securities LLC business activities are limited to financial advisory services and did not hold customer funds or securities and (2) Sword Securities LLC stated it had no obligations under SEC Rule 15c3-3 throughout the year ended December 31, 2019 without exception. Sword Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sword Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934.

Raich Ende Malter & Co LLP

**RAICH ENDE MALTER & CO. LLP**
New York, New York
February 26, 2020

SWORD SECURITIES

**MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISIONS OF SEC RULE 15c3-3**

We, as the management of Sword Securities LLC, (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief:

(1) The Company may file an Exemption Report because the Company's business activities are limited to financial advisory services and did not hold customer funds or securities.

(2) The Company had no obligations under SEC Rule 15c3-3 throughout the year ended December 31, 2019 without exception.

SWORD SECURITIES LLC

By: ______________________

Daniel Rowe
CEO/CCO
February 19, 2020

By: ______________________

Kathleen Camisa
FINOP
February 19. 2020

**SWORD SECURITIES LLC**

**Statement of Financial Condition**
**Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934**

**December 31, 2019**